October 18, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mr. Andrew Blume, Staff Accountant

Re:     Comment Letter dated September 19, 2005 addressed to Shoe Carnival, Inc.
          Form 10-K for Fiscal Year Ended January 29, 2005, Filed April 14, 2005
          Form 10-Q for Fiscal Quarter Ended April 30, 2005, File No. 0-21360

Dear Mr. Blume:

We are in receipt of your letter as referenced above that represents the SEC's comments to our documents filed on August 19, 2005 responding to your original comment letter dated July 25, 2005. Included herewith is our response as keyed to the comments from your September 19 correspondence and request for additional information.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Consolidated Statements of Cash Flows, Page 28
1.

We have reviewed your response to comment 8 in our letter dated July 25, 2005. Pursuant to paragraph 13 of SFAS 95, borrowings and repayments under debt facilities should be presented gross unless the original maturity of the liability is three months or less. Furthermore, your classification of the obligations as long-term debt supports gross presentation. Please revise your statement of cash flows in future filings accordingly.

Shoe Carnival, Inc. Response
In future filings we will present borrowings and repayments under our debt facility gross.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Schedule II - Valuation and Qualifying Accounts, Page 43
2.

We have reviewed your response to comment 16 in our letter dated July 25, 2005, noting that the only activity in your reserve for sales returns and allowances was a reduction to the reserve during fiscal year 2004. Given the nature of your business, we would expect there to be activity in the charged to and credited to columns of the table. Please tell us why there has been minimal or no activity in this reserve over the past three years and how the activity is consistent with your sales return history.

Shoe Carnival, Inc. Response
Below please find our revised valuation and qualifying accounts table. For fiscal years 2002 and 2003, our analysis indicated that the reserve was sufficient to cover our liability and any adjustment was not material. For fiscal year 2004, our analysis determined that our reserve was overstated and as such a net reduction was recognized. Both historical and present industry practice varies significantly on the form of presentation; however, on a go forward basis, we will present charges to and credits to costs and expenses in a gross presentation format.

SHOE CARNIVAL, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Descriptions	Balance at Beginning of Period	Charged to Costs and Expenses	Credited to Costs and Expenses	Balance at End of Period

Year ended February 1, 2003
Reserve for sales returns and allowances	$114,492	$41,740,000	$41,740,000	$114,492
Inventory reserve	$2,050,000	$500,000	$0	$2,550,000

Year ended January 31, 2004
Reserve for sales returns and allowances	$114,492	$42,813,000	$42,813,000	$114,492
Inventory reserve	$2,550,000	$620,000	$320,000	$2,850,000

Year ended January 29, 2005
Reserve for sales returns and allowances	$114,492	$46,006,000	$46,032,472	$88,020
Inventory reserve	$2,850,000	$1,200,000	$900,000	$3,150,000

Commission's Comment
Form 10-Q for the Fiscal Quarter Ended April 30, 2005
Note 1 - Basis of Presentation, Page 7
3.

We have reviewed your response to comment 17 in our letter dated July 25, 2005 and do not agree with your assessment that the error misstatement was quantitatively immaterial to all prior annual and quarterly periods. Although we are not requiring you to amend your previous filings, we expect that the prior period balances in your future filings be restated, for comparative purposes, to conform to your current presentation.

Shoe Carnival, Inc. Response
We believe, based on our quantitative and qualitative assessment of the error misstatement, it was appropriate to record this as a cumulative adjustment to the first quarter of fiscal 2005 and would like to provide you with further support of our position.

In determining the appropriate accounting for cash discounts, we considered the applicable authoritative literature in ARB 43, Chapter 4 on Inventory Pricing (including applicable Q&A) and EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor." In order to determine the impact of this correction to our previously filed quarterly and annual financial statements, we prepared a historical analysis of cash discounts by quarter and YTD for fiscal 2003, 2004 and 2005. These periods correspond with the period in which we were required to apply EITF 02-16. Our model, attached as Exhibit A, was prepared with actual general ledger cash discount transactions. Certain management estimates were necessary to apply vendor terms and thus compute invoice dating to support the beginning point for turning the discounts consistent with our inventory turn ratio. In our analysis, we considered each financial statement line item that would have been affected including: Inventory, Accounts Payable, Shareholders' Equity, Cost of Sales and Net Income. The resulting proposed adjustments were computed and shown on the exhibit as a percentage of the respective line item "as reported".

In evaluating the materiality of the error on our annual and interim financial statements, we considered the applicable authoritative literature in APB 28, "Interim Financial Reporting" and SAB Topic 1, Subtopic M, "Materiality".

In considering APB 28, we specifically referenced paragraphs 28 and 29 which state the following: Para 28 -  The Board recommends that, whenever possible, companies adopt any accounting changes during the first interim period of a fiscal year.  Changes in accounting principles and practices adopted after the first interim period in a fiscal year tend to obscure operating results and complicate disclosure of interim financial information. Para 29 -  In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

In considering the impact of this error with respect to paragraph 28, we corrected this error in the first quarter of fiscal 2005 at the time in which the error was identified. Full disclosure of the error in terms of its nature and amount was provided in both the text of our first quarter Form 10-Q and in the text of Management's Discussion and Analysis.

In considering the guidance in paragraph 29, we first evaluated the impact of this error in comparison to our estimated annual income for fiscal 2005. Estimated annual net income for fiscal 2005 at the time of error detection was approximately $16 million, based on the guidance that had been provided to investors and analysts during the first quarter of fiscal 2005. As such, the impact of the error, which amounted to $235,000 on an after-tax basis, represents only 1.5% of our estimated annual income for fiscal 2005. In addition, this amount represents approximately $0.02 per share on an estimated annual earnings per share on a diluted basis of $1.15 to $1.30. Accordingly, we concluded that the correction of this error was not quantitatively material to the estimated annual earnings for fiscal 2005.

The cumulative correction of error made during the first quarter of fiscal 2005 resulted in a decrease to net income of 3.8% or approximately $235,000. The effect of this adjustment resulted in a decrease to earnings per share on a diluted basis of approximately $.02. Net income as reported, including the cumulative correction of error, was $5.9 million representing $.45 per share on a diluted basis. We believe this percentage, amount and impact to earnings per share was quantitatively immaterial for the respective first quarter reporting period.

Next, we evaluated the impact of this error on the historical fiscal 2003 and fiscal 2004 annual financial statements. The proposed cumulative adjustment for fiscal 2003 would have decreased net income by 2.1% or approximately $250,000. Net income as reported was $12.0 million representing $.92 per share on a diluted basis. The effect of this proposed adjustment would have reduced our earnings per share on a diluted basis by approximately $.02. The proposed cumulative adjustment to fiscal 2004 would have decreased net income by 0.1% or approximately $13,000. Net income for the year was $12.5 million representing $.96 per share on a diluted basis. The effect of this proposed adjustment would not have changed our earnings per share on a diluted basis. Cost of sales and operating income for fiscal 2003 would have been increased by $404,000 or 0.1% and 2.0%, respectively. Cost of sales and operating income for fiscal 2004 would have been decreased by $21,000 or less than 0.1% and 0.1%, respectively. We believe the impact on cost of sales, operating income, net income and diluted earnings per share would not have been impacted in a material manner by the correction of this error.

In addition to evaluating the annual income statement impact, we also considered the impact on the balance sheet accounts for inventory, accounts payable and shareholders' equity for both fiscal 2003 and fiscal 2004. In each case for both fiscal 2003 and fiscal 2004, the impact of the error on the reported fiscal year end balance sheet accounts was between 0.1% and 2.5%. Based on the proposed adjustments for the error, working capital for the fiscal 2003 and 2004 quarter end reporting periods would have experienced between a 0.5% decrease to a 0.2% increase, which we believe were immaterial. Accordingly, we concluded that the impact of this error on the historical annual financial statements was not quantitatively material.

Continuing to follow the guidance in paragraph 29, we evaluated the impact of this error on our trend in earnings on both an interim and annual basis. We have attached as Exhibit B a graphical illustration of the trend in earnings on both a quarterly and annual basis for the impact of this error. As is illustrated, the trend lines on both an as reported and as adjusted basis are consistent and are not impacted by the correction of this error.

Accordingly, pursuant to the requirements of APB 28, we believe that the correction of an error treatment in the first quarter of fiscal 2005 was appropriate.

In considering the guidance in SAB Topic 1, Subtopic M, "Materiality", we concur with the SEC staff's position that quantitative factors alone cannot be used to evaluate the materiality of an error, and that a registrant is required to consider all the relevant circumstances and all relevant qualitative factors in evaluating materiality. SAB Topic 1, Subtopic M, "Materiality" lends particular support through the following sections:

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board's (FASB) present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

Accordingly, in addition to quantitative considerations addressed in our assessment of APB 28, we also considered each of the following qualitative factors in reaching our conclusion:

*	This error did not mask a change in earnings or other trends for any of the impacted periods as clearly illustrated in Exhibit B.
*	This error did not hide a failure to meet analysts' consensus expectations during any of the impacted periods.
*	This error did not change a loss to income or vice versa during any of the impacted periods.
*	This error did not affect our compliance with any regulatory requirements.
*	This error did not affect our compliance with loan covenants or other contractual requirements.
*	This error did not and would not have had the effect of increasing management's compensation, bonuses or other forms of incentive compensation for any impacted period.
*	This error did not involve concealment of an unlawful transaction, a fraud or any other irregularity.

While we recognize that from a purely quantitative net income perspective, there were three instances where the quarterly impact of the error correction may appear to be material, we believe that it is imperative to evaluate all of the applicable information relative to these periods. After evaluation of all relevant information and considering both APB 28 and SAB Topic 1, Subtopic M, "Materiality", we concluded that the impact of the error on these interim periods was not material. In doing so, we evaluated the impact on the annual financial statements, the impact on our trend in earnings, as well as evaluating the specific qualitative factors relevant during the specific interim periods. The following is a discussion of each of these periods and the considerations made.
*

The proposed adjustment for the 3rd quarter of fiscal 2003 would have resulted in a decrease in net income for the quarter of $390,000 ($0.03 per share) or 7.2%. On an annualized basis, this error represented approximately 3.3% of net income for fiscal 2003. This error has no impact on our trend in earnings as illustrated in Exhibit B. Furthermore, this quarter represented the cumulative "catch up" period for implementing EITF 02-16, as EITF 02-16 specified that it is applicable to all agreements entered into after December 31, 2002. We write our purchase orders predominantly 6 months in advance, therefore July 2003 would have been the month for all new receipts to begin to be turned. Based on this fact, we concluded that a prudent investor would have looked at this as a one-time non-recurring charge resulting from implementation/adoption of EITF 02-16 and discounted the impact of the change.

*

The proposed adjustment for the 4th quarter of 2003 would have resulted in an increase to net income of $78,000 or 67.7%. While the percentage impact of this amount is large, the dollar impact is de minimis in comparison to annual net income for the year of $12.0 million. The 4th quarter is traditionally a low earnings quarter, and the 4th quarter of fiscal 2003 represented a near break even quarter. Net income for the 4th quarter represented less than 1% of annual net income for fiscal 2003. On an annualized basis, the impact of this error represents 0.7% of annual net income for fiscal 2003. Again, this error had no impact on our trend in earnings as illustrated in Exhibit B, and we believe that the gross dollar amount of $78,000 would clearly be viewed by our investors and analysts as insignificant.

*

The proposed adjustment for the 2nd quarter of 2004 would have resulted in a decrease to net income of 7.2%, or $140,000. On an annualized basis, this error represents approximately 1.1% of reported net income of $12.5 million for fiscal 2004. The 2nd quarter is a traditionally low earnings quarter as illustrated by our trend in earnings analysis Exhibit B. Again, this error had no impact on our trend in earnings as illustrated in Exhibit B, and we believe that the gross dollar amount of $140,000 would clearly be viewed by our investors and analysts as insignificant.

Accordingly, we do not believe that the impact of the error on the interim periods discussed above is quantitatively or qualitatively material either to those individual interim periods or to the corresponding annual periods.

In conclusion, we believe that we have evaluated this error consistent with the guidance contained in APB 28 and SAB Topic 1, Subtopic M, "Materiality". In doing so, we have given consideration to the quantitative impact of the error on earnings on both an annual basis and an interim basis as well as the qualitative impact. We considered the guidance from both the FASB and the SEC staff that quantification alone cannot be appropriately used as a substitute for a full analysis of all relevant considerations. Finally, we considered whether or not the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the inclusion or correction of the item. Based on the foregoing quantitative and qualitative analysis, we reassert our position that the error was not material and electing to correct our reporting for the cash discounts as a cumulative correction in the 1st quarter of fiscal 2005 was consistent with the intention of the authoritative literature referenced above.

Should you have additional questions regarding the above, please contact me directly.

Respectfully submitted,

/s/ W.Kerry Jackson

W. Kerry Jackson
Chief Financial Officer

Enclosures

EXHIBIT A

Shoe Carnival, Inc.
Summary of Discount Effect

	2003					2004					2005
$ Amounts Shown as DR (CR)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD	Q1
Merchandise Inventories
Inventories, as adjusted	150,063	171,321	164,411	164,064		165,962	189,206	171,060	179,083		176,098
Inventories, as reported	150,063	171,979	165,356	165,110		167,099	190,712	172,375	180,590		177,211
Adjustment	-	(658)	(945)	(1,046)		(1,137)	(1,506)	(1,315)	(1,507)		(1,113)
% Merchandise inventories	0.0%	0.4%	0.6%	0.6%		0.7%	0.8%	0.8%	0.8%		0.6%

Accounts Payable
Account Payable, as adjusted	(43,736)	(63,148)	(39,954)	(52,009)		(43,625)	(61,458)	(37,521)	(60,737)		(42,005)
Account Payable, as reported	(43,736)	(63,905)	(40,270)	(53,180)		(44,702)	(62,738)	(39,096)	(62,291)		(42,861)
Adjustment	-	757	316	1,171		1,077	1,280	1,575	1,554		856
% Accounts payable	0.0%	1.2%	0.8%	2.2%		2.4%	2.0%	4.0%	2.5%		2.0%

Shareholders' Equity
Equity, as adjusted	(134,804)	(136,554)	(142,012)	(143,076)		(148,416)	(150,486)	(155,716)	(156,948)		(164,037)
Equity, as reported	(134,804)	(136,493)	(142,402)	(142,998)		(148,453)	(150,626)	(155,555)	(156,919)		(164,195)
Adjustment		(61)	390	(78)		37	140	(161)	(29)		158
% Equity	*	0.0%	0.3%	0.1%		0.0%	0.1%	0.1%	0.0%		0.1%

Cost of Sales
Cost of Sales, as adjusted	96,171	97,545	107,714	98,687	400,118	103,167	100,092	115,161	104,520	422,940	112,956
Cost of Sales, as reported	96,171	97,644	107,085	98,813	399,713	103,107	99,866	115,421	104,567	422,961	112,699
Adjustment		(99)	629	(126)	404	60	226	(260)	(47)	(21)	257
% Cost of Sales	0.0%	0.1%	0.6%	0.1%	0.1%	0.1%	0.2%	0.2%	0.0%	0.0%	0.2%
	40,679	36,819	45,280	35,432	158,210	42,355	38,264	47,295	39,311	167,225
Net Income
Net (Income) Loss, as adjusted	-	(1,520)	(5,059)	(193)	(11,727)	(4,475)	(1,805)	(5,047)	(1,215)	(12,542)	(5,916)
Net (Income) Loss, as reported	-	(1,459)	(5,449)	(115)	(11,977)	(4,512)	(1,945)	(4,886)	(1,186)	(12,529)	(6,074)
Adjustment		(61)	390	(78)	250	37	140	(161)	(29)	(13)	158
% Net Income	*	4.2%	7.2%	67.7%	2.1%	0.8%	7.2%	3.3%	2.5%	0.1%	2.6%

Tax Rate	38%	38%	38%	38%	38%	38%	38%	38%	38%	38%	39%